FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – TEF-Agreement for the sale of stake of Telxius	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (herein after “Telefónica”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event published on February 10, 2017, as of today, Telefónica has reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. to Taurus Bidco S.à.r.l. (hereafter, ”KKR”, entity managed by Kohlberg Kravis Roberts & Co. L.P.), for a total amount of € 1,275 million (€ 12.75 per share).

The aforementioned agreement includes a Purchase Agreement for the sale of 62 million shares (representing 24.8% of the total capital stock) of Telxius Telecom, S.A.U. for a price of € 790.5 million, as well as stock options over 38 million shares (representing 15.2% of the total share capital) for a price of at least € 484.5 million.

These options correspond to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.

The closing is subject to obtaining the corresponding regulatory approvals. The exercise window of the options would take place during the fourth quarter of 2017, provided that regulatory approvals have been obtained on that date.

The transaction implies an Enterprise Value of € 3,678 million including debt, and an Equity Value of € 3,188 million (€ 12.75 per share), which confirms the valuation established by Telefónica in the prospectus for the offering of shares registered on September 20, 2016 for the same perimeter of assets and the implicit multiple of company value over EBITDA would be 11.4 times the EBITDA 2017 of Telxius(1)

This Agreement will have no impact on Telefonica´s Group consolidated results as it consists on the sale of a minority stake, maintaining Telefónica the control over Telxius.

This operation is part of Telefónica Group’s asset portfolio management policy, based on a strategy of value creation and strategic positioning. Likewise, it also complements the objective of organic debt reduction, in a growing cash flow scenario.

Madrid, February 21, 2017.

(1) -	Transaction multiple: 11.4x EV/EBITDA 2017 vs weighted average multiple towers/cable: 11.7x EV/EBITDA 2017E (Source: Bloomberg).
-	Average multiple European tower players (Inwit, Cellnex, Ei Towers Raiway): 13.1x EV/EBITDA 2017E (Source: Bloomberg).

-	Average multiple submarine cable players (Level 3, Zayo, Cogent): 10.7x EV/EBITDA 2017E (Source: Bloomberg).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 21, 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors